UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _)*
Science 37 Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
808644108
(CUSIP Number)
Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 6, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 808644108

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
19,808,234 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
19,808,234 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,808,234 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1)  On October 6, 2021, Science 37 Holdings, Inc. (f/k/a LifeSci Acquisition II Corp.) (the “Issuer”) completed a business combination pursuant to an Agreement and Plan of Merger and Reorganization, dated as of May 6, 2021 (the “Merger Agreement”), by and among the Issuer, Science 37, Inc. (“Science 37”) and LifeSci Acquisition II Merger Sub, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into Science 37, with Science 37 surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, the Issuer issued shares of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”), to Science 37’s stockholders, including the Redmile Funds (as defined below), at an exchange ratio of approximately 1.815 shares of Common Stock in exchange for each share of Science 37 common stock held by the Science 37 stockholders as of the effective time of the Merger (the “Effective Time”). The source of funds for the Science 37 common stock and securities held by those certain private investment vehicles managed by Redmile Group, LLC (the “Redmile Funds”), including Redmile Private Investments II, L.P., prior to the Merger was working capital of the Redmile Funds.

(2) The Reporting Person may be deemed to beneficially own 19,808,234 shares of Common Stock held by the Redmile Funds. Redmile Group, LLC (“Redmile”) is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 114,707,150 shares of Common Stock outstanding upon consummation of the Merger, as disclosed in the Issuer’s current report on Form 8-K filed with the SEC on October 13, 2021 (the “Form 8-K”).

CUSIP No.: 808644108

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
19,808,234 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
19,808,234 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,808,234 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) On October 6, 2021, the Issuer completed a business combination pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into Science 37, with Science 37 surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of Common Stock to Science 37’s stockholders, including the Redmile Funds, at an exchange ratio of approximately 1.815 shares of Common Stock in exchange for each share of Science 37 common stock held by the Science 37 stockholders as of the Effective Time. The source of funds for the Science 37 common stock and securities held by the Redmile Funds prior to the Merger was working capital of the Redmile Funds.

(2) The Reporting Person may be deemed to beneficially own 19,808,234 shares of Common Stock held by the Redmile Funds. Redmile is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 114,707,150 shares of Common Stock outstanding upon consummation of the Merger, as disclosed in the Form 8-K.

CUSIP No.: 808644108

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,252,571 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,252,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,252,571
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) On October 6, 2021, the Issuer completed a business combination pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into Science 37, with Science 37 surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of Common Stock to Science 37’s stockholders, including the Redmile Funds, at an exchange ratio of approximately 1.815 shares of Common Stock in exchange for each share of Science 37 common stock held by the Science 37 stockholders as of the Effective Time. The source of funds for the Science 37 common stock and securities held by the Reporting Person prior to the Merger was working capital of the Reporting Person.

(2) Percent of class calculated based on 114,707,150 shares of Common Stock outstanding upon consummation of the Merger, as disclosed in the Form 8-K.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.0001 par value per share (“Common Stock”), of Science 37 Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 600 Corporate Pointe, Suite 320, Culver City, CA 90230.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, and Redmile Private Investments II, L.P., a Delaware limited partnership (“RPI II” and collectively with Redmile and Mr. Green, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile Group, LLC is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including the Redmile Funds. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Private Investments II, L.P.

RPI II is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of RPI II is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as the investment manager/adviser for RPI II. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the Redmile Funds, including RPI II.

Immediately prior to the consummation of the business combination by and among the Issuer, Science 37, Inc. (“Science 37”) and LifeSci Acquisition II Merger Sub, Inc., a Delaware corporation and the wholly-owned subsidiary of the Issuer (the “Merger”) on October 6, 2021, the shares of Series B, C, D and D-1 Preferred Stock of Science 37 (the “Science 37 Preferred Stock”) held by the preferred stockholders of Science 37, including the Redmile Funds, automatically converted into shares of common stock, par value $0.0001 per share, of Science 37 (the “Science 37 Common Stock”) on a 1:1 basis. Upon the consummation of the Merger, each share of Science 37 Common Stock held by the Redmile Funds automatically converted into a right to receive approximately 1.815 shares of the Issuer’s Common Stock (subject to rounding mechanisms as described in the Merger Agreement), for a total of 14,808,234 shares of Common Stock. In connection with the conversion of the Science 37 Common Stock, the Redmile Funds also received a right to receive their pro rata share of up to 12,500,000 additional shares of the Issuer’s Common Stock if, within a three-year period following the closing date of the Merger, the volume weighted average price of the Issuer’s Common Stock equals or exceeds certain thresholds for a period of at least 20 days out of 30 consecutive trading days.

In addition, immediately prior to the consummation of the Merger, RedCo II Master Fund, L.P., a Redmile Fund, used its working capital to acquire 5,000,000 shares of the Issuer’s Common Stock for $10.00 per share for a total of $50,000,000 in a PIPE investment with the Issuer pursuant to the terms of a subscription agreement entered into on May 6, 2021. The PIPE investment was conditioned upon, among other things, customary closing conditions and the consummation of the Merger.

Between August 2016 and March 2017, Science 37 issued and sold in private placements shares of its Series B Preferred Stock and shares of its Series C Preferred Stock, which granted the holders of such preferred stock the right to convert those shares into shares of Science 37 Common Stock. Certain Redmile Funds purchased 3,989,151 shares of Series B Preferred Stock for an aggregate purchase price of approximately $16,296,480, and 600,127 shares of Series C Preferred Stock for an aggregate purchase price of approximately $3,500,000, in each case, using the working capital of such Redmile Funds.

On March 1, 2019, certain Redmile Funds entered into a Series D Preferred Stock Purchase Agreement with Science 37 pursuant to which they purchased 1,308,364 shares of its Series D Preferred Stock for an aggregate purchase price of approximately $3,717,585.

On August 5, 2020, certain Redmile Funds entered into a Series D-1 Preferred Stock Purchase Agreement, pursuant to which they purchased 2,259,625 shares of its Series D-1 Preferred Stock for an aggregate purchase price of approximately $9,999,993.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

On October 6, 2021, the Board of Directors appointed Robert Faulkner, a managing director of Redmile, to serve as a director and the Chairperson of the Board of Directors (“Board Chair”). Mr. Faulkner will serve as a director for a three-year term or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Faulkner’s appointment to the Board of Directors on October 6, 2021, Mr. Faulkner entered into an indemnification agreement with the Issuer in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Faulkner is entitled to cash and equity compensation pursuant to the Issuer’s Non-Employee Director Compensation Policy (the “Policy”). Pursuant to the Policy, Mr. Faulkner is entitled to receive an annual cash retainer of $40,000 paid quarterly, plus an additional cash retainer for $40,000 paid quarterly for serving as Board Chair. Mr. Faulkner also currently serves as a member of the Nominating and Corporate Governance Committee. Under the Policy, a non-employee director will receive $20,000 annually for serving as the chairperson of the Audit Committee, $15,000 annually for serving as the chairperson of the Compensation Committee and $10,000 annually for serving as the chairperson of the Nominating and Corporate Governance Committee (with no additional compensation for serving as a member of any committee).

On October 7, 2021, Mr. Faulkner received an option to purchase 41,363 shares of the Issuer’s Common Stock at an exercise price of $10.05 per share. The option will vest in full upon the earlier of (i) October 7, 2022 or (ii) the date of the 2022 annual shareholder meeting, subject to Mr. Faulkner’s continued service on the Board of Directors through each applicable vesting date. Pursuant to the Policy, Mr. Faulkner will be entitled to receive an annual equity award with a value of $125,000, which shall vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual shareholder meeting, subject to Mr. Faulkner’s continued service on the Board of Directors through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Faulkner in connection with his service on the Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Faulkner will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Faulkner disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Faulkner is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Faulkner receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of 19,808,234 shares of Common Stock held by the Redmile Funds (including (i) 7,252,571 shares of Common Stock held by RPI II, (ii) 3,829,013 shares of Common Stock held by RAF, L.P., (iii) 3,110,595 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 616,055 shares of Common Stock held by Redmile Strategic Master Fund, LP, and (v) 5,000,000 shares of Common Stock issued to RedCo II Master Fund, L.P. in the PIPE Investment). Redmile is the investment manager /adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class was calculated based on 114,707,150 shares of Common Stock outstanding upon consummation of the Merger, as disclosed in the Issuer’s current report on Form 8-K filed with the SEC on October 13, 2021 (the “Form 8-K”).

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,808,234

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,808,234

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,808,234

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,808,234

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 7,252,571

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 7,252,571

(c) The information in Item 3 above relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Merger with Science 37

On October 6, 2021, the Issuer completed the Merger pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into Science 37, with Science 37 surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of the Issuer’s Common Stock to Science 37’s stockholders, including the Redmile Funds, at an exchange ratio of approximately 1.815 shares of Common Stock in exchange for each share of Science 37 common stock held by the Science 37 stockholders as of the Effective Time.

In connection with the closing of the Merger, the Issuer has amended its Bylaws so that the stockholders of Science 37 who received shares of the Issuer’s Common Stock as a result of the Merger, subject to certain customary exceptions, will not be able to:

•	lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s Common Stock, or

•	enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares of the Issuer’s Common Stock, whether any of such transactions are to be settled by delivery of such shares of Common Stock, in cash or otherwise; or

•	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or

•	engage in any “Short Sales” (as defined in the Exchange Act) with respect to any security of the Issuer;

from the closing date of the Merger until the date that is 180 days thereafter.

PIPE Investment

In connection with the execution of the Merger Agreement, the Issuer entered into subscription agreements with certain investors, including RedCo II Master Fund, L.P., pursuant to which the Redmile Fund agreed to purchase, and the Issuer agreed to sell, an aggregate of 5,000,000 shares of Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $50,000,000. The obligations to consummate the transactions contemplated by the subscription agreement was conditioned upon, among other things, customary closing conditions and the consummation of the Merger.

The foregoing summary of the Subscription Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, the form of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Merger, the Issuer, Science 37, certain stockholders of the Issuer, and certain stockholders of Science 37 who received shares of the Issuer’s Common Stock pursuant to the Merger Agreement, entered into an amended and restated registration rights agreement (“Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC to register for resale (i) the shares of Common Stock held by stockholders of the Issuer prior to the Merger and the shares of Common Stock issued or issuable in connection with the Merger, (ii) shares of Common Stock or any other equity security (including, without limitation, the shares of Common Stock issued or issuable upon the exercise of any other equity security and warrants) of the Issuer that are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Issuer, and (iii) any warrants, shares of capital stock or other securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities described in clauses (i) and (ii) (collectively, the “Registrable Securities”).

Demand Registration Rights. The Issuer has agreed to prepare and file a registration statement for resale of the Registrable Securities following the receipt of a written request from the Sponsor Holder (as defined in the Registration Rights Agreement) or the holders of at least 20% of the Registrable Securities then outstanding (together with the Sponsor Holder, the “Demanding Holders”) that the Issuer effect any registration with respect to all or part of the Registrable Securities. The Issuer shall not be obligated to effect more than one demand registration for the Sponsor Holder and two demand registrations for other holders of Registrable Securities. If a majority-in-interest of the Demanding Holders so advise the Issuer as part of their written request for a demand registration, the offering of such Registrable Securities pursuant to such demand registration shall be in the form of an underwritten offering.

Shelf Registration. The Issuer shall file within 45 days of the closing of the Merger, and use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a registration statement for a shelf registration on Form S-1 or, if the Issuer is eligible to use a registration statement on Form S-3, a shelf registration on Form S-3, in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis.

Piggyback Registration Rights. Pursuant to the Registration Rights Agreement, if the Issuer proposes to file a registration statement with respect to an offering of equity securities, for its own account or the account of any of its shareholders other than the holders of the Registrable Securities, then the Issuer will provide the holders of the Registrable Securities with written notice thereof and the Issuer will include in such registration statement all the Registrable Securities specified in a written request or requests made by any holders of the Registrable Securities within 5 days of receipt of such written notice from the Issuer.

Form S-3 Registration Rights. Pursuant to the Registration Rights Agreement, the holders of Registrable Securities may at any time and from time to time request in writing that the Issuer register the resale of any or all of the Registrable Securities on Form S-3. The Issuer will not be required to prepare such a registration statement on Form S-3: (i) if the Form S-3 is not available for such offering; or (ii) if the holders of the Registrable Securities, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at any aggregate price to the public of less than $2,000,000.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, the form of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Director Nomination Agreement

Immediately prior to the Effective Time, the Issuer, Redmile and certain other stockholders of Science 37 entered into a Director Nomination Agreement, pursuant to which each party agreed that the Board of Directors of the Issuer would initially consist of at least seven members. The Director Nomination Agreement also provided, among other things, that from and after the closing of the Merger and until such time as it holds less than 10% of the issued and outstanding shares of Issuer’s Common Stock, Redmile will be entitled to nominate one person for election as a director of the Board of Directors at the applicable meeting of the stockholders of the Issuer, and subject to the Board of Directors’ fiduciary duties, the Board of Directors will recommend these directors for stockholder approval.

The foregoing summary of the Director Nomination Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the term sheet, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Appointment of Robert Faulkner to the Board of Directors

On October 6, 2021, the Board of Directors appointed Robert Faulkner, a managing director of Redmile, to serve as a director and the Board Chair of the Issuer’s Board of Directors. Mr. Faulkner will serve as a director for a three-year term or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Faulkner’s appointment to the Board of Directors on October 6, 2021, Mr. Faulkner and the Issuer entered into an indemnification agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Faulkner is entitled to cash and equity compensation pursuant to the Issuer’s Non-Employee Director Compensation Policy (the “Policy”). Pursuant to the Policy, Mr. Faulkner is entitled to receive an annual cash retainer of $40,000 paid quarterly, plus an additional cash retainer for $40,000 paid quarterly for serving as Board Chair. Mr. Faulkner also currently serves as a member of the Nominating and Corporate Governance Committee. Under the Policy, a non-employee director will receive $20,000 annually for serving as the chairperson of the Audit Committee, $15,000 annually for serving as the chairperson of the Compensation Committee and $10,000 annually for serving as the chairperson of the Nominating and Corporate Governance Committee (with no additional compensation for serving as a member of any committee).

On October 7, 2021, Mr. Faulkner received an option to purchase 41,363 shares of the Issuer’s Common Stock at an exercise price of $10.05 per share. The option will vest in full upon the earlier of (i) October 7, 2022 or (ii) the date of the 2022 annual shareholder meeting, subject to Mr. Faulkner’s continued service on the Board of Directors through each applicable vesting date. Pursuant to the Policy, Mr. Faulkner will be entitled to receive an annual equity award with a value of $125,000, which shall vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual shareholder meeting, subject to Mr. Faulkner’s continued service on the Board of Directors through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Faulkner in connection with his service on the Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Faulkner will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Faulkner disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Faulkner is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Faulkner receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Redmile is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of October 18, 2021, by and among Redmile Group, LLC, Jeremy C. Green and Redmile Private Investments II, L.P.
Exhibit 99.2	Form of Subscription Agreement by and among the Issuer and certain stockholders, dated May 6, 2021 (incorporated by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K filed on May 7, 2021)
Exhibit 99.3	Form of Amended and Restated Registration Rights Agreement by and among the Issuer, Science 37, Inc. and certain stockholders(incorporated by reference to Exhibit 10.4 to the Issuer’s current report on Form 8-K filed on May 7, 2021 (included as Exhibit C to Exhibit 2.1 thereto))
Exhibit 99.4	Director Nomination Agreement Term Sheet (incorporated by reference to Exhibit 2.1 to the Issuer’s current report on Form 8-K filed on May 7, 2021 (included as Exhibit D thereto))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2021	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: October 18, 2021	/s/ Jeremy C. Green
JEREMY C. Green

Dated: October 18, 2021	Redmile Private Investments II, L.P.
By: Redmile PRIVATE Investments II (GP), LLC, its general partner By: REDMILE GROUP, LLC, its managing member
/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member